Federated Municipal Closed-End Funds Announce Results of Tender Offers for Auction Market Preferred Shares

(PITTSBURGH, Pa., December 21, 2011) -- Federated Premier Municipal Income Fund (NYSE: FMN) and Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) each announced the expiration and results for its voluntary tender offer for up to 100% of its outstanding auction market preferred shares (AMPS).  Each fund’s tender offer expired on December 20, 2011, at 5:00 p.m. EST.

FPT has accepted for payment 1,080 AMPS, which represents approximately 64.4% of its outstanding AMPS.  FMN has accepted for payment 737 AMPS, which represents approximately 50.4% of its outstanding AMPS.

The terms of the AMPS of each fund that were not tendered will remain the same and auctions will continue for those AMPS.  Stockholders who have questions about the tender offers should contact their financial advisor or call Deutsche Bank Trust Company Americas, each fund’s information agent for its tender offer, at toll free (800) 735-7777, Option #1.

Each fund offered to purchase its outstanding AMPS at a price per share equal to 96% of the AMPS’ per share liquidation preference of $25,000 ($24,000 per share) plus any unpaid dividends accrued through the expiration date of the tender offer.  Each fund will purchase the AMPS that it has accepted for payment as promptly as practicable.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $351.7 billion in assets as of September 30, 2011.  With 134 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to approximately 4,800 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers.  For more information, visit FederatedInvestors.com.

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.  These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties.  As a result, neither the company nor any other person assumes responsibility for the accuracy and completeness of such statements in the future.

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Melissa Ryan 412-288-8079	Meghan McAndrew 412-288-8103